UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Grupo Aeroportuario Del Pacifico Announces Results for the First Quarter of 2025

GUADALAJARA, Mexico, April 29, 2025 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) reports its consolidated results for the first quarter ended March 31, 2025 (1Q25). Figures are unaudited and prepared following International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Summary of Results 1Q25 vs. 1Q24

  The sum of aeronautical and non-aeronautical services revenues increased by Ps. 1,736.5 million, or 26.1%. Total revenues increased by Ps. 2,560.2 million, or 30.1%.
  Cost of services increased by Ps. 412.9 million, or 38.5%.
  Income from operations increased by Ps. 710.2 million, or 17.8%.
  EBITDA increased by Ps. 979.8 million, or 21.1%, from Ps. 4,649.0 million in 1Q24 to Ps. 5,628.8 million in 1Q25. EBITDA margin (excluding the effects of IFRIC-12) went from 69.8% in 1Q24 to 67.1% in 1Q25.
  Comprehensive income increased by Ps. 650.2 million, or 30.0%, from Ps. 2,164.2 million in 1Q24 to Ps. 2,814.4 million in 1Q25.

Company’s Financial Position:

As of March 31, 2025, the Company reported a cash and cash equivalents position of Ps. 16,227.8 million. During 1Q25, the Company issued long-term bonds (certificados bursátiles) for Ps. 6,000.0 million to refinance debt and fund capital investments. In addition, it refinanced its credit facility with Banamex for USD$40.0 million for an additional six-month term and extended the maturity date of its USD$60.0 million credit facility with The Bank of Nova Scotia and The Bank of Nova Scotia Jamaica Limited until October 4, 2029.

Passenger Traffic
During 1Q25, total passengers at the Company’s 14 airports increased by 660.0 thousand passengers, an increase of 4.2%, compared to 1Q24.

During 1Q25, the following new routes were opened:

Domestic:

Airline	Departure	Arrival	Opening date	Frequencies
Volaris	Mexicali	Culiacan	January 28, 2025	1 daily
Volaris	Puerto Vallarta	Monterrey	March 30, 2025	1 daily
Volaris	Guanajuato	Monterrey	March 30, 2025	2 daily
Note: Frequencies can vary without prior notice.

International

Airline	Departure	Arrival	Opening date	Frequencies
Alaska	Los Cabos	Sacramento	January 6, 2025	5 weekly
Alaska	Puerto Vallarta	Nueva York - JFK	January 8, 2025	4 weekly
Alaska	Puerto Vallarta	Sacramento	January 11, 2025	1 weekly
Alaska	Puerto Vallarta	Kansas City	January 18, 2025	1 weekly
Alaska	Puerto Vallarta	St. Louis	January 18, 2025	1 weekly
Alaska	Puerto Vallarta	Milwaukee	February 1, 2025	1 weekly
Avelo	Montego Bay	Raleigh-Durham	February 12, 2025	2 weekly
Southwest	Puerto Vallarta	Sacramento	March 8, 2025	1 weekly
Southwest	Los Cabos	Nashville	March 8, 2025	1 weekly
Volaris	Los Cabos	Oakland	March 20, 2025	1 daily
Note: Frequencies can vary without prior notice.

Domestic Terminal Passengers – 14 airports (in thousands):

Airport	1Q24	1Q25	Change	1Q24	1Q25	Change
Guadalajara	2,671.7	3,021.1	13.1%	2,671.7	3,021.1	13.1%
Tijuana*	1,985.6	2,057.5	3.6%	1,985.6	2,057.5	3.6%
Puerto Vallarta	574.8	653.6	13.7%	574.8	653.6	13.7%
Los Cabos	637.7	668.9	4.9%	637.7	668.9	4.9%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	484.0	515.5	6.5%	484.0	515.5	6.5%
Hermosillo	457.5	508.7	11.2%	457.5	508.7	11.2%
Kingston	0.6	0.1	(87.3%)	0.6	0.1	(87.3%)
Morelia	146.2	186.1	27.3%	146.2	186.1	27.3%
Mexicali	288.3	293.1	1.7%	288.3	293.1	1.7%
La Paz	271.4	280.6	3.4%	271.4	280.6	3.4%
Aguascalientes	142.3	151.8	6.7%	142.3	151.8	6.7%
Los Mochis	126.2	165.0	30.8%	126.2	165.0	30.8%
Manzanillo	35.9	34.8	(3.2%)	35.9	34.8	(3.2%)
Total	7,822.2	8,536.9	9.1%	7,822.2	8,536.9	9.1%
*Cross Border Xpress (CBX) users are classified as international passengers.

International Terminal Passengers – 14 airports (in thousands):

Airport	1Q24	1Q25	Change	1Q24	1Q25	Change
Guadalajara	1,490.2	1,507.0	1.1%	1,490.2	1,507.0	1.1%
Tijuana*	952.4	1,014.9	6.6%	952.4	1,014.9	6.6%
Puerto Vallarta	1,543.8	1,472.5	(4.6%)	1,543.8	1,472.5	(4.6%)
Los Cabos	1,408.0	1,382.9	(1.8%)	1,408.0	1,382.9	(1.8%)
Montego Bay	1,457.3	1,338.9	(8.1%)	1,457.3	1,338.9	(8.1%)
Guanajuato	247.1	263.1	6.5%	247.1	263.1	6.5%
Hermosillo	23.3	20.9	(10.2%)	23.3	20.9	(10.2%)
Kingston	391.4	428.0	9.4%	391.4	428.0	9.4%
Morelia	157.2	174.2	10.8%	157.2	174.2	10.8%
Mexicali	1.6	1.8	9.3%	1.6	1.8	9.3%
La Paz	3.2	8.7	171.5%	3.2	8.7	171.5%
Aguascalientes	69.5	73.7	6.0%	69.5	73.7	6.0%
Los Mochis	2.0	1.9	(6.3%)	2.0	1.9	(6.3%)
Manzanillo	40.3	43.9	9.0%	40.3	43.9	9.0%
Total	7,787.1	7,732.4	(0.7%)	7,787.1	7,732.4	(0.7%)
*CBX users are classified as international passengers.

Total Terminal Passengers – 14 airports (in thousands):

Airport	1Q24	1Q25	Change	1Q24	1Q25	Change
Guadalajara	4,161.9	4,528.2	8.8%	4,161.9	4,528.2	8.8%
Tijuana*	2,938.0	3,072.3	4.6%	2,938.0	3,072.3	4.6%
Puerto Vallarta	2,118.6	2,126.1	0.4%	2,118.6	2,126.1	0.4%
Los Cabos	2,045.7	2,051.8	0.3%	2,045.7	2,051.8	0.3%
Montego Bay	1,457.3	1,338.9	(8.1%)	1,457.3	1,338.9	(8.1%)
Guanajuato	731.0	778.6	6.5%	731.0	778.6	6.5%
Hermosillo	480.8	529.6	10.2%	480.8	529.6	10.2%
Kingston	392.0	428.1	9.2%	392.0	428.1	9.2%
Morelia	303.4	360.3	18.8%	303.4	360.3	18.8%
Mexicali	289.9	294.9	1.7%	289.9	294.9	1.7%
La Paz	274.6	289.3	5.4%	274.6	289.3	5.4%
Aguascalientes	211.8	225.5	6.5%	211.8	225.5	6.5%
Los Mochis	128.2	166.9	30.2%	128.2	166.9	30.2%
Manzanillo	76.2	78.7	3.2%	76.2	78.7	3.2%
Total	15,609.3	16,269.3	4.2%	15,609.3	16,269.3	4.2%
*CBX users are classified as international passengers.

CBX (thousands)

Airport	1Q24	1Q25	Change	1Q24	1Q25	Change
Tijuana	941.8	998.2	6.0%	941.8	998.2	6.0%

Consolidated Results for the First Quarter of 2025 (in thousands of pesos):

	1Q24	1Q25	Change
Revenues
Aeronautical services	4,962,102	5,999,133	20.9%
Non-aeronautical services	1,694,405	2,393,875	41.3%
Improvements to concession assets (IFRIC-12)	1,838,461	2,662,175	44.8%
Total revenues	8,494,968	11,055,183	30.1%

Operating costs
Costs of services:	1,071,927	1,484,855	38.5%
Employee costs	459,161	613,362	33.6%
Maintenance	161,797	256,903	58.8%
Safety, security & insurance	182,220	215,207	18.1%
Utilities	105,972	125,231	18.2%
Business operated directly by us	73,611	87,336	18.6%
Other operating expenses	89,166	186,816	109.5%

Technical assistance fees	224,362	283,900	26.5%
Concession taxes	714,616	1,021,150	42.9%
Depreciation and amortization	662,948	932,575	40.7%
Cost of improvements to concession assets (IFRIC-12)	1,838,461	2,662,175	44.8%
Other (income)	(3,350)	(25,683)	666.7%
Total operating costs	4,508,964	6,358,972	41.0%
Income from operations	3,986,004	4,696,211	17.8%
Financial Result	(593,735)	(929,490)	56.5%
Income before income taxes	3,392,270	3,766,721	11.0%
Income taxes	(921,550)	(908,605)	(1.4%)
Net income	2,470,720	2,858,116	15.7%
Currency translation effect	(291,272)	(75,058)	(74.2%)
Cash flow hedges, net of income tax	(15,239)	(776)	(94.9%)
Remeasurements of employee benefit – net income tax	(47)	32,099	(68395.7%)
Comprehensive income	2,164,162	2,814,381	30.0%
Non-controlling interest	(31,717)	(114,926)	262.4%
Comprehensive income attributable to controlling interest	2,132,445	2,699,454	26.6%

EBITDA	4,648,952	5,628,786	21.1%
Comprehensive income	2,164,162	2,814,381	30.0%
Comprehensive income per share (pesos)	4.2831	5.5700	30.0%
Comprehensive income per ADS (US dollars)	2.0936	2.7226	30.0%

Operating income margin	46.9%	42.5%	(9.5%)
Operating income margin (excluding IFRIC-12)	59.9%	56.0%	(6.6%)
EBITDA margin	54.7%	50.9%	(7.0%)
EBITDA margin (excluding IFRIC-12)	69.8%	67.1%	(4.0%)
Costs of services and improvements / total revenues	34.3%	37.5%	9.5%
Cost of services / total revenues (excluding IFRIC-12)	16.1%	17.7%	9.9%

 - Net income and comprehensive income per share for 1Q25 and 1Q24 were calculated based on 505,277,464 shares outstanding as of March 31, 2025, and March 31, 2024, respectively. U.S. dollar figures presented were converted from pesos to U.S. dollars at a rate of Ps. 20.4582 per U.S. dollar (the noon buying rate on March 31, 2025, as published by the U.S. Federal Reserve Board).
For purposes of consolidating our Jamaican airports, the average three-month exchange rate of Ps. 20.4235 per U.S. dollar for the three months ended March 31, 2025, was used.

Revenues (1Q25 vs. 1Q24)

  Aeronautical services revenues increased by Ps. 1,037.0 million, or 20.9%.
  Non-aeronautical services revenues increased by Ps. 699.5 million, or 41.3%.
  Revenues from improvements to concession assets increased by Ps. 823.7 million, or 44.8%.
  Total revenues increased by Ps. 2,560.2 million, or 30.1%.
  The change in aeronautical services revenues was primarily due to the following factors:

    Revenues from Mexican airports increased by Ps. 874.9 million, or 20.8%, compared to 1Q24, mainly due to an increase in passenger charges revenue by Ps. 776.3 million, or 18.6%. This was primarily due to higher maximum tariffs approved for the 2025-2029 period, starting in March 2025, the depreciation of the peso against the dollar of 20.2%, and a 5.4% increase in passenger traffic.
    Revenues from Jamaican airports increased by Ps. 162.1 million, or 21.7%, compared to 1Q24. This growth was primarily driven by the depreciation of the peso against the dollar, which went from an average exchange rate of Ps. 16.9977 in 1Q24 to Ps. 20.4235 in 1Q25, representing a 20.2% variation. In contrast, passenger traffic decreased by 4.4%.
  The change in non-aeronautical services revenues was primarily driven by the following factors:

    Revenues from Mexican airports increased by Ps. 637.4 million, or 44.1%, compared to 1Q24. Revenues from businesses operated directly by us grew by Ps. 513.4 million, or 105.1%, mainly driven by the consolidation of revenues from the cargo and bonded warehouse business, which contributed Ps. 395.0 million during the quarter. Revenues from businesses operated by third parties increased by Ps. 121.4 million, or 13.3%, primarily due to the opening of new commercial spaces and the renegotiation of existing contracts. The fastest-growing business lines included food and beverage, duty-free stores, time-shares, retail, and other commercial revenues, which together increased by Ps. 104.8 million or 17.4%.
    Revenues from the Jamaican airports increased by Ps. 62.1 million or 24.9% compared to 1Q24, mainly driven by the depreciation of the peso against the dollar.

	1Q24	1Q25	Change
Businesses operated by third parties:
Food and beverage	297,367	342,580	15.2%
Duty-free	184,653	216,685	17.3%
Car rental	198,598	205,297	3.4%
Retail	181,852	191,173	5.1%
Leasing of space	86,473	116,896	35.2%
Other commercial revenues	52,332	72,025	37.6%
Times shares	55,380	70,905	28.0%
Ground transportation	46,846	56,573	20.8%
Communications and financial services	26,519	31,397	18.4%
Total	1,130,020	1,303,532	15.4%

Businesses operated directly by us:
Cargo operation and bonded warehouse	31,776	434,269	1266.7%
Car parking	177,376	178,470	0.6%
Convenience stores	147,914	169,500	14.6%
VIP Lounges	111,079	168,016	51.3%
Hotel operation	364	37,441	100.0%
Advertising	35,407	34,840	(1.6%)
Total	503,917	1,022,536	102.9%
Recovery of costs	60,469	67,808	12.1%
Total Non-aeronautical Revenues	1,694,405	2,393,875	41.3%

Figures are expressed in thousands of Mexican pesos.

Revenues from improvements to concession assets 1

Revenues from improvements to concession assets (IFRIC-12) increased by Ps. 823.7 million, or 44.8%, compared to 1Q24. The change was composed of:

  Improvements to concession assets at the Company’s Mexican airports increased by Ps. 811.9 million, or 45.6%, due to the start of the new 2025-2029 Master Development Program cycle in 2025.
  Improvements to concession assets at the Company’s Jamaican airports increased by Ps. 11.8 million, or 21.1%.

Total operating costs increased by Ps. 1,850.0 million, or 41.0%, compared to 1Q24, mainly due to: i) an increase in the cost of services by Ps. 412.9 million, or 38.5%, driven by the consolidation of the cargo and bonded warehouse business, which contributed Ps. 156.6 million, a combined increase in concession taxes and technical assistance fees by Ps. 366.0 million, or 39.0%, an increase in the depreciation and amortization of Ps. 269.6 million, or 40.7%, resulting from the recognition of fair values of the cargo and bonded warehouse business, and the increase in the cost of improvements to concession assets (IFRIC-12) by Ps. 823.7 million, or 44.8%. Excluding the cost of improvements to concession assets (IFRIC-12), operating costs increased by Ps. 1,026.3 million, or 38.4%.

This increase in total operating costs was primarily due to the following factors:

Businesses in Mexico:

  Operating costs increased by Ps. 1,693.6 million, or 45.4%, compared to 1Q24, primarily due to an increase in the cost of improvements to the concession assets (IFRIC-12) by Ps. 811.9 million, or 45.5%, an increase in the cost of services by Ps. 350.7 million, or 39.8%, a combined increase in technical assistance fees and concession taxes by Ps. 320.1 million, or 60.9%, an increase in depreciation and amortization by Ps. 235.3 million, or 43.2%. Excluding the cost of improvements to the concession assets (IFRIC-12), operating costs increased by Ps. 881.7 million or 45.3%.

The change in the cost of services at our Mexican airports during 1Q25 was mainly due to:

  Employee costs increased by Ps. 138.3 million, or 33.9%, compared to 1Q24, mainly due to the consolidation of the cargo and bonded warehouse business, which contributed Ps. 95.7 million, as well as the hiring of 105 employees in 2024 and 1Q25, and an increase in social security costs resulting from changes to the Labor Law.
  Other operating expenses increased by Ps. 92.1 million, or 95.7%, compared to 1Q24, mainly due to an increase in the allowance for expected credit losses, service and consulting fees, as well as travel expenses, which increased by Ps. 60.4 million, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 28.9 million.
  Maintenance expenses increased by Ps. 76.3 million, or 60.5%, compared to 1Q24, primarily due to the opening of additional operational areas, airfield maintenance, the operation of mechanical boarding bridges for Ps.44.0 million, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 7.5 million.
  Safety, security, and insurance increased by Ps. 17.0 million, or 12.8%, compared to 1Q24, mainly due to the expansion of the security workforce, increase in minimum wages, changes to the Labor Law, the opening of additional operational areas, and the consolidation of the cargo and bonded warehouse business, which contributed Ps. 10.0 million.

Jamaican Airports:

  Operating costs increased by Ps. 156.4 million, or 20.1%, compared to 1Q24, mainly due to a Ps. 62.2 million, or 32.6%, increase in the cost of services, an increase in the concession taxes by Ps. 45.9 million, or 11.1%, and an increase in the depreciation and amortization by Ps. 34.4 million, or 28.7%.

Operating income margin went from 46.9% in 1Q24 to 42.5% in 1Q25. Excluding the effects of IFRIC-12, the operating income margin went from 59.9% in 1Q24 to 56.0% in 1Q25. Income from operations increased by Ps. 710.2 million, or 17.8%, compared to 1Q24.

EBITDA margin went from 54.7% in 1Q24 to 50.9% in 1Q25. Excluding the effects of IFRIC-12, EBITDA margin went from 69.8% in 1Q24 to 67.1% in 1Q25. The nominal value of EBITDA increased by Ps. 979.8 million, or 21.1%, compared to 1Q24.

Financial results increased by Ps. 335.8 million, or 56.5%, from a net expense of Ps. 593.7 million in 1Q24 to a net expense of Ps. 929.5 million in 1Q25. This change was mainly the result of:

  Foreign exchange rate fluctuations, which went from an income of Ps. 28.9 million in 1Q24 to an expense of Ps. 123.9 million in 1Q25. This generated a foreign exchange loss of Ps. 152.9 million. This was mainly due to the depreciation of the peso. The currency translation effect decreased by Ps. 216.2 million, compared to 1Q24.
  Interest expenses increased by Ps. 247.5 million, or 27.8%, compared to 1Q24, mainly due to higher debt as a result of the issuance of long-term debt securities and the drawdown of credit lines.
  Interest income increased by Ps. 64.6 million, or 24.1%, compared to 1Q24, mainly due to an increase in the cash and cash equivalents average balance and reference rates.

In 1Q25, net and comprehensive income increased by Ps. 650.2 million, or 30.0%, compared to 1Q24, mainly due to the increase in EBITDA as previously described.

During 1Q25, net income increased by Ps. 387.4 million, or 15.7%, compared to 1Q24, mainly due to the increase in EBITDA, partially offset by higher depreciation and amortization, as well as the increase in financial expenses. Taxes for the period decreased by Ps. 12.9 million, mainly due to a Ps. 160.3 million increase in deferred taxes benefit. This effect was offset by a Ps. 147.4 million increase in income taxes.

Statement of Financial Position

As of March 31, 2025, total assets increased by Ps. 14,765.7 million compared to the same period in 2024, mainly due to: i) Improvements to concession assets of Ps. 7,654.3 million, ii) Cash and cash equivalents of Ps. 4,686.2 million, iii) Other acquired rights of Ps. 2,006.0 million, iv) Deferred income taxes of Ps. 1,002.6 million, v) Accounts receivables of Ps. 871.8 million, and vi) Airport concessions of Ps. 707.3 million.

As of March 31, 2025, total liabilities increased by Ps. 10,438.4 million compared to the same period in 2024. This increase was mainly due to i) Long-term bond certificates of Ps. 8,141.3 million, ii) Bank loans of Ps. 875.0 million, iii) Accounts payable of Ps. 382.3 million, iv) Deferred liabilities of Ps. 921.3 million, and v) Income taxes of Ps. 27.3 million.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to several risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q24	1Q25	Change	1Q24	1Q25	Change
Guadalajara
Aeronautical services	1,296,610	1,589,087	22.6%	1,296,610	1,589,087	22.6%
Non-aeronautical services	310,291	360,536	16.2%	310,291	360,536	16.2%
Improvements to concession assets (IFRIC 12)	804,610	1,174,426	46.0%	804,610	1,174,426	46.0%
Total Revenues	2,411,511	3,124,049	29.5%	2,411,511	3,124,049	29.5%
Operating income	1,160,303	1,182,231	1.9%	1,160,303	1,182,231	1.9%
EBITDA	1,284,840	1,394,102	8.5%	1,284,841	1,394,102	8.5%

Tijuana
Aeronautical services	638,488	732,814	14.8%	638,488	732,814	14.8%
Non-aeronautical services	153,154	124,721	(18.6%)	153,154	124,721	(18.6%)
Improvements to concession assets (IFRIC 12)	111,317	386,094	246.8%	111,317	386,094	246.8%
Total Revenues	902,960	1,243,628	37.7%	902,960	1,243,628	37.7%
Operating income	450,284	406,403	(9.7%)	450,284	406,403	(9.7%)
EBITDA	562,811	532,938	(5.3%)	562,811	532,938	(5.3%)

Los Cabos
Aeronautical services	782,723	946,632	20.9%	782,723	946,632	20.9%
Non-aeronautical services	318,043	362,666	14.0%	318,043	362,666	14.0%
Improvements to concession assets (IFRIC 12)	199,042	205,863	3.4%	199,042	205,863	3.4%
Total Revenues	1,299,808	1,515,161	16.6%	1,299,808	1,515,161	16.6%
Operating income	769,330	838,814	9.0%	769,330	838,814	9.0%
EBITDA	859,129	935,852	8.9%	859,129	935,852	8.9%

Puerto Vallarta
Aeronautical services	832,001	988,172	18.8%	832,001	988,172	18.8%
Non-aeronautical services	168,077	187,583	11.6%	168,077	187,583	11.6%
Improvements to concession assets (IFRIC 12)	495,636	503,536	1.6%	495,636	503,536	1.6%
Total Revenues	1,495,714	1,679,291	12.3%	1,495,714	1,679,291	12.3%
Operating income	745,958	781,158	4.7%	745,957	781,158	4.7%
EBITDA	800,649	846,378	5.7%	800,649	846,378	5.7%

Montego Bay
Aeronautical services	514,255	585,365	13.8%	514,255	585,365	13.8%
Non-aeronautical services	198,918	244,588	23.0%	198,918	244,588	23.0%
Improvements to concession assets (IFRIC 12)	40,727	48,986	20.3%	40,727	197	(99.5%)
Total Revenues	753,902	878,939	16.6%	753,902	830,149	10.1%
Operating income	290,898	342,516	17.7%	290,898	342,516	17.7%
EBITDA	360,705	432,334	19.9%	360,705	432,334	19.9%

Exhibit A: Operating results by airport (in thousands of pesos):

Airport	1Q24	1Q25	Change	1Q24	1Q25	Change
Guanajuato
Aeronautical services	218,379	268,399	22.9%	218,379	268,399	22.9%
Non-aeronautical services	45,946	50,637	10.2%	45,946	50,637	10.2%
Improvements to concession assets (IFRIC 12)	74,050	130,222	75.9%	74,050	130,222	75.9%
Total Revenues	338,376	449,258	32.8%	338,376	449,258	32.8%
Operating income	185,371	199,152	7.4%	185,371	199,152	7.4%
EBITDA	206,777	225,070	8.8%	206,777	225,070	8.8%

Hermosillo
Aeronautical services	117,713	143,349	21.8%	117,713	143,349	21.8%
Non-aeronautical services	27,981	26,571	(5.0%)	27,981	26,571	-5.0%
Improvements to concession assets (IFRIC 12)	21,439	17,224	(19.7%)	21,439	17,224	(19.7%)
Total Revenues	167,133	187,144	12.0%	167,133	187,144	12.0%
Operating income	77,050	78,353	1.7%	77,050	78,353	1.7%
EBITDA	102,356	104,683	2.3%	102,356	104,683	2.3%

Others (1)
Aeronautical services	561,614	745,314	32.7%	561,614	745,314	32.7%
Non-aeronautical services	106,220	118,544	11.6%	106,220	118,544	11.6%
Improvements to concession assets (IFRIC 12)	91,640	195,823	113.7%	91,639	195,823	113.7%
Total Revenues	759,473	1,059,681	39.5%	759,473	1,059,682	39.5%
Operating income	13,932	232,157	1566.4%	13,932	232,157	1566.4%
EBITDA	162,334	337,205	107.7%	162,334	337,205	107.7%

Total
Aeronautical services	4,961,782	5,999,132	20.9%	4,961,782	5,999,132	20.9%
Non-aeronautical services	1,328,631	1,475,845	11.1%	1,328,631	1,475,845	11.1%
Improvements to concession assets (IFRIC 12)	1,838,461	2,662,175	44.8%	1,838,461	2,613,385	42.2%
Total Revenues	8,128,873	10,137,152	24.7%	8,128,874	10,088,362	24.1%
Operating income	3,693,124	4,060,783	10.0%	3,693,125	4,060,783	10.0%
EBITDA	4,339,603	4,808,562	10.8%	4,339,603	4,808,562	10.8%

(1) Others include the operating results of the Aguascalientes, La Paz, Los Mochis, Manzanillo, Mexicali, Morelia, and Kingston airports.

Exhibit B: Consolidated statement of financial position as of March 31 (in thousands of pesos):

	2024	2025	Change	%
Assets
Current assets
Cash and cash equivalents	11,541,623	16,227,819	4,686,196	40.6%
Trade accounts receivable - Net	2,456,388	3,328,186	871,798	35.5%
Other current assets	1,559,962	1,196,602	(363,360)	(23.3%)
Total current assets	15,557,973	20,752,607	5,194,634	33.4%

Advanced payments to suppliers	2,089,017	926,353	(1,162,664)	(55.7%)
Machinery, equipment and improvements to leased buildings - Net	4,437,406	4,657,478	220,072	5.0%
Improvements to concession assets - Net	29,292,757	36,947,065	7,654,308	26.1%
Airport concessions - Net	8,808,159	9,515,482	707,323	8.0%
Rights to use airport facilities - Net	1,043,264	979,700	(63,564)	(6.1%)
Other acquired rights	-	2,005,950	2,005,950	100.0%
Deferred income taxes - Net	7,358,626	8,361,180	1,002,554	13.6%
Other non-current assets	879,546	86,629	(792,916)	(90.2%)
Total assets	69,466,747	84,232,444	14,765,697	21.3%

Liabilities
Current liabilities	11,730,987	12,333,203	602,217	5.1%
Long-term liabilities	34,626,945	44,463,118	9,836,173	28.4%
Total liabilities	46,357,932	56,796,322	10,438,390	22.5%

Stockholders' Equity
Common stock	8,197,536	1,194,390	(7,003,146)	(85.4%)
Legal reserve	478,185	920,187	442,002	92.4%
Net income	2,432,749	2,748,128	315,379	13.0%
Retained earnings	8,787,568	16,957,722	8,170,154	93.0%
Reserve for share repurchase	2,500,000	2,500,000	-	0.0%
Foreign currency translation reserve	(525,318)	689,812	1,215,130	(231.3%)
Remeasurements of employee benefit – Net	(1,966)	40,382	42,348	(2154.0%)
Cash flow hedges- Net	45,479	(5,361)	(50,840)	(111.8%)
Total controlling interest	21,914,233	25,045,260	3,131,027	14.3%
Non-controlling interest	1,194,580	2,390,866	1,196,286	100.1%
Total stockholder's equity	23,108,813	27,436,126	4,327,313	18.7%

Total liabilities and stockholders' equity	69,466,747	84,232,444	14,765,697	21.3%

The non-controlling interest corresponds to the 25.5% stake held in the Montego Bay airport by Vantage Airport Group Limited (“Vantage”) and the 48.5% stake in Guadalajara World Trade Center, S.A. de C.V.

Exhibit C: Consolidated statement of cash flows (in thousands of pesos):

	1Q24	1Q25	Change	1Q24	1Q25	Change
Cash flows from operating activities:
Consolidated net income	2,470,720	2,858,116	15.7%	2,470,720	2,858,116	15.7%

Postemployment benefit costs	13,776	14,161	2.8%	13,776	14,161	2.8%
Allowance expected credit loss	(2,801)	25,392	(1006.5%)	(2,801)	25,392	(1006.5%)
Depreciation and amortization	662,948	932,575	40.7%	662,948	932,575	40.7%
Loss on sale of machinery, equipment and improvements to leased assets	545	1,989	265.0%	545	1,989	265.0%
Interest expense	996,858	1,247,253	25.1%	996,858	1,247,253	25.1%
Provisions	6,280	(30,688)	(588.7%)	6,280	(30,688)	(588.7%)
Income tax expense	921,550	908,605	(1.4%)	921,550	908,605	(1.4%)
Unrealized exchange loss	(83,658)	110,879	(232.5%)	(83,658)	118,879	(242.1%)
	4,986,218	6,068,282	21.7%	4,986,218	6,076,282	21.9%
Changes in working capital:
(Increase) decrease in
Trade accounts receivable	(211,882)	(656,044)	209.6%	(211,882)	(656,044)	209.6%
Recoverable tax on assets and other assets	396,548	81,639	(79.4%)	396,548	81,639	(79.4%)
Increase (decrease)
Concession taxes payable	149,399	33,274	(77.7%)	149,399	33,274	(77.7%)
Accounts payable	(74,603)	71,452	(195.8%)	(74,603)	71,452	(195.8%)
Cash generated by operating activities	5,245,680	5,598,603	6.7%	5,245,680	5,606,603	6.9%
Income taxes paid	(711,333)	(1,122,042)	57.7%	(711,333)	(1,122,737)	57.8%
Net cash flows provided by operating activities	4,534,347	4,476,561	(1.3%)	4,534,347	4,483,866	(1.1%)

Cash flows from investing activities:
Machinery, equipment and improvements to concession assets	(1,408,085)	(1,706,642)	21.2%	(1,408,085)	(1,706,642)	21.2%
Cash flows from sales of machinery and equipment	1,356	118	(91.3%)	1,356	118	(91.3%)
Other investment activities	(126,783)	13,822	(110.9%)	(126,783)	(16,199)	(87.2%)
Net cash used by investment activities	(1,533,512)	(1,692,702)	10.4%	(1,533,512)	(1,722,724)	12.3%

Cash flows from financing activities:
Bond certificates issued	3,000,000	6,000,000	100.0%	3,000,000	6,000,000	100.0%
Bond certificates paid	(3,000,000)	(4,500,000)	50.0%	(3,000,000)	(4,500,000)	50.0%
Interest paid on bank loans	(1,070,161)	(1,365,386)	27.6%	(1,070,161)	(1,365,386)	27.6%
Interest paid on lease	(1,060)	(690)	(34.9%)	(1,060)	(690)	(35.0%)
Payments of obligations for leasing	(4,454)	(16,332)	266.7%	(4,455)	(16,332)	266.6%
Net cash flows used in financing activities	(1,075,675)	117,592	(110.9%)	(1,075,676)	117,592	(110.9%)

Effects of exchange rate changes on cash held	(438,748)	(139,660)	(68.2%)	(438,748)	(116,944)	(73.3%)
Net increase (decrease) in cash and cash equivalents	1,486,412	2,761,791	85.8%	1,486,412	2,761,791	85.8%
Cash and cash equivalents at beginning of the period	10,055,211	13,466,026	33.9%	10,055,211	13,466,026	33.9%
Cash and cash equivalents at the end of the period	11,541,623	16,227,819	40.6%	11,541,623	16,227,819	40.6%

Exhibit D: Consolidated statements of profit or loss and other comprehensive income (in thousands of pesos):
	1Q24	1Q25	Change
Revenues
Aeronautical services	4,962,102	5,999,133	20.9%
Non-aeronautical services	1,694,405	2,393,875	41.3%
Improvements to concession assets (IFRIC-12)	1,838,461	2,662,175	44.8%
Total revenues	8,494,968	11,055,183	30.1%

Operating costs
Costs of services:	1,071,927	1,484,855	38.5%
Employee costs	459,161	613,362	33.6%
Maintenance	161,797	256,903	58.8%
Safety, security & insurance	182,220	215,207	18.1%
Utilities	105,972	125,231	18.2%
Business operated directly by us	73,611	87,336	18.6%
Other operating expenses	89,166	186,816	109.5%

Technical assistance fees	224,362	283,900	26.5%
Concession taxes	714,616	1,021,150	42.9%
Depreciation and amortization	662,948	932,575	40.7%
Cost of improvements to concession assets (IFRIC-12)	1,838,461	2,662,175	44.8%
Other (income)	(3,350)	(25,683)	666.7%
Total operating costs	4,508,964	6,358,972	41.0%
Income from operations	3,986,004	4,696,211	17.8%
Financial Result	(593,735)	(929,490)	56.5%
Income before income taxes	3,392,270	3,766,721	11.0%
Income taxes	(921,550)	(908,605)	(1.4%)
Net income	2,470,720	2,858,116	15.7%
Currency translation effect	(291,272)	(75,058)	(74.2%)
Cash flow hedges, net of income tax	(15,239)	(776)	(94.9%)
Remeasurements of employee benefit – net income tax	(47)	32,099	(68395.7%)
Comprehensive income	2,164,162	2,814,381	30.0%
Non-controlling interest	(31,717)	(114,926)	262.4%
Comprehensive income attributable to controlling interest	2,132,445	2,699,454	26.6%

E Exhibit E: Consolidated stockholders’ equity (in thousands of pesos):

	Common Stock	Legal Reseve	Reserve for Share Repurchase	Retained Earnings	Other comprehensive income	Total controlling interest	Non-controlling interest	Total Stockholders' Equity
Balance as of January 1, 2024	8,197,536	478,185	2,500,000	8,787,568	(181,508)	19,781,783	1,162,864	20,944,646
Comprehensive income:
Net income	-	-	-	2,432,748	-	2,432,748	37,979	2,470,727
Foreign currency translation reserve	-	-	-	-	(285,010)	(285,010)	(6,262)	(291,272)
Remeasurements of employee benefit – Net	-	-	-	-	(47)	(47)	-	(47)
Reserve for cash flow hedges – Net of income tax	-	-	-	-	(15,239)	(15,239)	-	(15,239)
Balance as of March 31, 2024	8,197,536	478,185	2,500,000	11,220,316	(481,804)	21,914,233	1,194,581	23,108,813

Balance as of January 1, 2025	1,194,390	920,187	2,500,000	16,957,723	773,499	22,345,799	2,275,940	24,621,739
Comprehensive income:
Net income	-	-	-	2,748,127	-	2,748,127	109,996	2,858,123
Foreign currency translation reserve	-	-	-	-	(79,988)	(79,988)	4,930	(75,058)
Remeasurements of employee benefit – Net	-	-	-	-	32,099	32,099		32,099
Reserve for cash flow hedges – Net of income tax	-	-	-	-	(776)	(776)	-	(776)
Balance as of March 31, 2025	1,194,390	920,187	2,500,000	19,705,850	724,834	25,045,258	2,390,866	27,436,126

For presentation purposes, the 25.5% stake in Desarrollo de Concesiones Aeroportuarias, S.L. (“DCA”) held by Vantage and the 48.5% stake in Guadalajara World Trade Center, S.A. de C.V., appears in the Stockholders’ Equity of the Company as a non-controlling interest.

As a part of the adoption of IFRS, the effects of inflation on common stock recognized under Mexican Financial Reporting Standards (MFRS) through December 31, 2007, were reclassified as retained earnings because accumulated inflation recognized under MFRS is not considered hyperinflationary according to IFRS. For Mexican legal and tax purposes, Grupo Aeroportuario del Pacífico, S.A.B. de C.V., as an individual entity, will continue preparing separate financial information under MFRS. Therefore, for any transaction between the Company and its shareholders related to stockholders’ equity, the Company must take into consideration the accounting balances prepared under MFRS as an individual entity and determine the tax impact under tax laws applicable in Mexico, which requires the use of MFRS. For the purpose of reporting to stock exchanges, the consolidated financial statements will continue to be prepared following IFRS, as issued by the IASB.

Exhibit F: Other operating data:
	2024	2025	Change	2023	2024	Change
Total passengers	15,609.4	16,269.4	4.2%	15,609.4	16,269.4	4.2%
Total cargo volume (in WLUs)	640.0	650.7	1.7%	640.0	650.7	1.7%
Total WLUs	16,249.4	16,920.1	4.1%	16,249.4	16,920.1	4.1%

Aeronautical & non aeronautical services per passenger (pesos)	426.4	515.9	21.0%	426.4	515.9	21.0%
Aeronautical services per WLU (pesos)	305.4	354.6	16.1%	305.4	354.6	16.1%
Non aeronautical services per passenger (pesos)	108.5	147.1	35.6%	108.5	147.1	35.6%
Cost of services per WLU (pesos)	66.0	87.8	33.0%	66.0	87.8	33.0%

WLU = Workload units represent passenger traffic plus cargo units (1 cargo unit = 100 kilograms of cargo).

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx	Facebook: AeropuertosGAP
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx / +52 33 3880 1100 ext. 20294	Twitter/X: @aeropuertosGAP
Instagram: @aeropuertosgap

1 Revenues from improvements to concession assets are recognized in accordance with International Financial Reporting Interpretation Committee 12 “Service Concession Arrangements” (IFRIC 12). However, this recognition does not have a cash impact or impact on the Company’s operating results. Amounts included as a result of the recognition of IFRIC 12 are related to construction of infrastructure in each quarter to which the Company has committed. This is in accordance with the Company’s Master Development Programs in Mexico and Capital Development Programs in Jamaica. All margins and ratios calculated using “Total Revenues” include revenues from improvements to concession assets (IFRIC 12), and, consequently, such margins and ratios may not be comparable to other ratios and margins, such as EBITDA margin, operating margin or other similar ratios that are calculated based on those results of the Company that do have a cash impact.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 29, 2025	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer